Exhibit 99.2

Rules applicable to Performance Shares granted to beneficiaries employed by non French companies	Page 1 of 11	Effective on: July 12th, 2013

This document is an unofficial English-language translation from the French-language “Règles applicables au Plan d’actions de performance attribuées aux bénéficiaires, salariés des sociétés non françaises” applied by Alcatel Lucent. This translation has been prepared for convenience purposes only. While this English-language version represents an acceptable translation of the plan, the performance shares described herein are governed by the original French-language plan. In the event of any inconsistency between this translation and the original French-language text, the French-language text will govern. You may obtain a copy of the French-language text upon request.

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The purpose of this Plan is to define the terms and conditions applicable to the award of performance shares to employees, whose contracts of employment are in force at the Grant Date, of Alcatel Lucent or companies affiliated to Alcatel-Lucent within the meaning of article L. 225-197-2 of the French Commercial Code whose registered office is located in France.

This award of performance shares is governed by the provisions of articles L.225-197-1 et seq. of the French Commercial Code, articles 212-4 and 212-5 of the General Rules of the Autorité des Marchés Financiers, and the provisions hereof.

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S U M M A R Y

1 - Definitions	3

2 - Grant of Performance Shares	4

2.1. Beneficiaries	4

2.2. Terms of the awards	4

3 - Vesting period	5

3.1. Duration of the vesting period	5

3.2. Rights of the Beneficiary during the vesting period	5

3.3. Vesting of the Performance Shares	5

3.4. Death or invalidity of the Beneficiary during the vesting period	8

3.5. Status of the beneficiary’s rights in the event of a change in the legal unit status of the Company	8

3.6. Delivery of shares	9

3.7. Source of shares	9

4 - Status of shares at the end of the holding period	10

4.1. Rights of the Beneficiary	10

4.2. Transferability of shares	10

4.3. Periods when the transfer of shares is prohibited	10

4.4. Listing of the new shares	10

5 - Amendments	10

6 - Tax and social security contributions	11

6.1. Payment	11

6.2. Filing obligations	11

7 - Duration	11

8 - Governing law	11

9 - List of selected Telecommunications equipment providers	11

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1. DEFINITIONS

The following words and expressions used in these Rules with a capital initial shall have the meaning given below:

Affiliate means any company or economic interest grouping (groupement d’intérêt économique), at least 50% of the share capital or voting rights of which are held directly or indirectly by the Company;

Award of Performance Shares means the award of shares for no consideration, under performance conditions, decided by the Board of Directors of the Company pursuant to the authorization given to it by the shareholders’ meeting of June 1, 2010, and pursuant to the provisions of articles L. 225-197-1 et seq. of the French Commercial Code and these Rules;

Beneficiary means an employee or senior officer (mandataire social) listed in article L. 225-197-1 of the French Commercial Code of an Affiliate who is awarded Performance Shares by the Board of Directors of the Company;

Company means Alcatel Lucent;

Conditions means the conditions to which the Vesting of Shares is subject, in accordance with the provisions of paragraph 3.3;

Grant Date means the date enforcement of the decision of the Board of Directors fixed on July 12th, 2013;

Group means the Company and its Affiliates;

Performance Shares means an award representing the right to receive one Share per performance shares at the expiration of the Vesting Period, provided that the Conditions are met;

Rules means this document;

Share means one ordinary share of the Company;

Trading Day means any day on which NYSE Euronext Paris market is open for trading;

Vesting Date means the first business day following the fourth anniversary of the Grant Date;

Vesting of Performance Shares means the conversion of the Performance Shares into Shares and the transfer of the ownership of such Shares to the Beneficiary at the expiration of the Vesting Period, provided that the Conditions are met;

Vesting Period means the period starting from the Grant Date and ending on the day of the fourth anniversary of the Grant Date.

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2. GRANT OF PERFORMANCE SHARES

2.1. Beneficiaries

The Beneficiaries shall be designated by the Board of Directors of the Company among the employees and senior officers (mandataires sociaux) listed in article L. 225-197-1 of the French Commercial Code of Affiliates whose registered office is located outside France.

The list of Beneficiaries selected by the Board of Directors of the Company is annexed to the minutes of the Board meeting at which the Award of Performance Shares was decided, and is held by the Secretary of the Board of Directors and signed by the President and the Secretary of the Compensation committee. An electronic copy (CD-Rom) of the list that is authenticated by the Secretary of the Board of Directors may also be created.

Awards of Performance Shares are made to each Beneficiary subject to the approval of the competent authorities (notably the regulatory and market surveillance authorities, exchange control and foreign investment or tax authorities) of the country in which the employer has its registered office.

2.2. Terms of the awards

2.2.1 Individual Notice

Each Beneficiary shall be informed by an individual letter of the particular Conditions applicable to his Award of Performance Shares, and in particular:

a)	the number of Performance Shares to be awarded to him and therefore, the maximum number of Shares that might be transferred to him;

b)	the Grant Date;

c)	the duration of the Vesting Period;

d)	the Conditions to which the Vesting of Performance Shares at the Vesting Date is subject;

e)	the procedure in order to accept or refuse the Award of Performance Shares.

The complete version of these Rules is available on the Company’s intranet for consultation and download.

2.2.2 Acceptance or refusal

The Beneficiary shall expressly accept or refuse the terms and conditions of the Award of Performance Shares by following the process for this purpose as described on the Company’s website and within 80 days of the individual notice.

Acceptance will prevail, particularly acceptance by the Beneficiary to the terms of these Rules, the conditions stipulated in the individual notice and any tax or social security consequences of the Award of Performance Shares or Vesting of Performance Shares.

Any Beneficiary that does not follow this process to expressly accept or refuse the Award Performance Shares shall be deemed to have waived absolutely any and all rights under the Award of Performance Shares, without being able to claim any compensation or indemnification from his/her employer, the Company or any of its Affiliates.

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2.2.3 No payment required from the Beneficiary

The Beneficiary of any Award of Performance Shares in accordance with these Rules shall not be required to make any payment to the Company either on the Grant Date or on the Vesting Date, subject to the provisions of paragraph 6.1 below regarding the fulfillment of their tax and social obligations.

3. VESTING PERIOD

3.1. Duration of the Vesting Period

Pursuant to the shareholders’ authorization given on June 1, 2010, the Board of Directors of the Company hereby sets the duration of the Vesting Period to four years from the Grant Date.

3.2. Rights of the Beneficiary during the Vesting Period

3.2.1 Non-transferability of Performance Shares

Performance Shares are granted to the Beneficiary in consideration of his own person and may not be transferred in any way whatsoever, or be pledged in any way, before the expiration of the Vesting Period.

Any action taken in violation of the provisions of this paragraph 3.2.1 produces no effect towards and may not be invoked against the Company and will render the Performance Shares that were affected null and void. The Beneficiary shall not be entitled to any compensation or indemnity of any kind in relation to the Performance Shares that will be nullified as a result of the preceding sentence.

3.2.2 Preservation of the Beneficiary’s rights in the event of a financial transaction

In the event of financial transactions affecting the Company’s equity during the Vesting Period, the Board of Directors of the Company will have full powers to make any adjustment to the maximum number of Shares that may be delivered to the Beneficiary at the expiration of the Vesting Period, provided that the Conditions are met, so that the Beneficiary is no better-off no worse-off as a result of such financial transactions.

Since the sole purpose of any such adjustment is to preserve intact the rights of the Beneficiary, any additional Performance Shares awarded as a result of such an adjustment will be subject to the same conditions as the initial Performance Shares hereunder. In particular, such additional Performance Shares will be subject to the remaining Vesting Period as of the date of the adjustment and the Vesting of additional Shares will be subject to the same Conditions.

The Beneficiary will be informed of the terms of this adjustment and its effect on his Award of Performance Shares.

As a result of the above-mentioned adjustments, it is possible that a Beneficiary will no longer meet the conditions that allow him to enjoy the applicable tax and social security regime. Should this occur, the Beneficiary shall bear the consequences for him of the non-applicability of the tax and social security regime with no recourse against the employer, the Company, or any of its Affiliates.

3.3. Vesting of the Performance Shares

3.3.1 Conditions to Vesting of Performance Shares

Vesting of Performance Shares will take place on the Vesting Date, subject to the fulfillment of the following performance and continued-employment Conditions:

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a)	Performance condition

The performance condition shall be measured on the whole duration of the Vesting Period, i.e. on a period of four years from the Grant Date.

For the purposes of determining this performance condition, the performance of Alcatel-Lucent share price shall be compared with those of a representative selection of solutions and services providers in the telecommunications equipment sector, such list being set out in paragraph 9, having been established by the Board of Directors.

If during the Vesting Period, the nature of the Company’s activities changes such that less than half of its sales is based on solutions and services provided in the telecommunications equipment sector, the Board of Directors will revise the performance condition during its first meeting following evidence of this situation. Where, during the Vesting Period, the list set out in paragraph 9 is modified as a result of a change of activities or a corporate transaction (such as a merger or spin-off) affecting one or several companies listed therein, the Board of Directors shall be entitled to revise the said list.

The reference share price shall be equal to the average of the opening price of the Alcatel Lucent share on the NYSE Euronext Paris stock market over the 20 trading days preceding the term of each annual period (counted from the Grant Date), rounded up to the nearest one tenth of a Euro. The reference stock market price of the other issuers, part of the above-mentioned representative selection, shall be calculated on the same basis on their respective main listing stock market and in their corresponding local currency.

The performance of Alcatel Lucent’s share price and of the other issuers in the selection shall be determined on each of the first two anniversary dates of the Grant Date. A ranking for the Company and the other issuers according to share price performance shall be established.

The number of Performance Shares vested in connection with the 1st year shall be calculated as follows:

Maximum number of Performance Shares that may be vested in a 1st tranche: 50% of the total number of Performance Shares,

Vesting ratio of the 1st tranche: the vesting ratio is equal to 100%, 75%, 50% or 0% depending on the ranking of the Company as compared to other issuers belonging to the panel (see chart below)

Maximum number of Performance Shares for 1st tranche x Vesting ratio of the 1st tranche

Performance condition application chart

Rules applicable to Performance Shares granted to beneficiaries employed by non French companies	Page 7 of 11	Effective on: July 12th, 2013

If at the end of the first year, the performance condition is not satisfied or is satisfied only in part, the number of Performance Shares that have not vested in relation to the 1st tranche shall be added to the number of Performance Shares of the second year (equal to 50% of the total number of Performance Shares) in order to calculate the rights in relation to the 2nd tranche.

Accordingly, the number of Performance Shares vested in connection with the 2nd year shall be calculated as follows:

Maximum number of Performance Shares that may be vested in a 2nd tranche: 50% of the total number of Performance Shares + number of Performance Shares that have not vested in relation to the 1st Tranche,

Vesting ratio of the 2nd tranche: the vesting ratio is equal to 100%, 75%, 50% or 0% depending on the ranking of the Company as compared to other issuers belonging to the panel (see chart above)

Maximum number of Performance Shares for 2nd tranche x Vesting ratio of the 2nd tranche

For the purposes of determining the final amount of vested Performance Shares at the expiration of the Vesting Period, the performance of the Company’s share price and of the other issuers who form part of the representative selection shall be calculated, once again, on the fourth anniversary date of the Grant Date. All issuers reference share prices at the Grant date will be compared to the average of all issuers reference share prices determined at each anniversary date of the Grant date during the 4 year vesting period in order to establish a ranking of the Company and the other issuers in accordance with the performance of their share price for the whole four-year period.

If the Company, is ranked between 1st and 10th (inclusive), the total number of Performance Shares calculated in relation to the 1st and 2nd tranches shall be finally vested, subject to satisfaction of the continued-employment condition as set out in paragraph b) below.

If the Company is ranked below 10th (i.e. 11th or 12th), the total number of Performance Shares calculated in relation to the 1st and 2nd tranches shall not be vested.

At the end of each period, an adviser firm, appointed by the Board of Directors, will provide an analysis on the fulfilment or not of the performance condition. This analysis will be communicated to the Group Secretary General who will acknowledge the fulfilment or not of the performance condition, who will then inform the Board of Directors at its next meeting.

b)	Continued-employment of the Beneficiary

In addition to the satisfaction of the performance condition set out in paragraph a) above, a presence condition shall be required over a period of two years that follows the Grant Date although the Vesting of the Performance Shares shall take place only four years after the Grant Date.

Accordingly, Vesting of Performance Shares may only take place at the expiration of the vesting Period if a Beneficiary is an employee or senior officer (mandataire social) of the Company or one of its Affiliates on the second anniversary date of the Grant Date.

In the event of termination of the employment contract the Beneficiary before the expiration of the 2 year period from the grant date, there shall be no Vesting of Performance Shares to the benefit of the Beneficiary who will not receive Shares. In this situation, 100% of such Beneficiary’s Performance Shares shall be null and void and forfeited immediately. The termination date is the date at which the employment agreement (or corporate office) of the Beneficiary is effectively terminated, without regards to any potential challenge by the Beneficiary of its termination or the cause or legal grounds thereof and any court decision that would question the validity or the reasons of the termination.

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The Chief Executive Officer may grant an exception to the principles above and deem the continued-employment condition satisfied notwithstanding the termination of a Beneficiary’s employment contract before the expiration of the Vesting Period. The exception may be individual or collective. In any event, the performance condition set out in paragraph b) above shall continue to apply.

3.3.2 Consequences of non-compliance with the Conditions

If the continued-employment Condition set in paragraph 3.3.1(b) above is not met, the Beneficiary shall not be entitled to the Performance Shares and such Performance Shares will not be delivered to him. In such case, the Performances Shares are forfeited immediately.

If the continued-employment Condition set in paragraph 3.3.1(b) above is met but the financial performance Condition is only achieved in part (or not achieved at all), each Beneficiary shall receive such number of Shares as determined in accordance with the provisions of paragraph 3.3.1(a) and the balance of his Performance Shares shall be forfeited forthwith.

The partial or total forfeiture of Performance Shares resulting from the non-compliance with the continued-employment Condition or non-satisfaction or partial satisfaction only of the performance Condition shall not entitle the Beneficiary concerned to any indemnification or compensation of any kind.

3.4. Death or invalidity of the Beneficiary during the Vesting Period

Notwithstanding the foregoing, in the event that the Beneficiary dies during the Vesting Period, his heirs may request the Vesting of Performance Shares and the delivery of the Shares within six months of the date of death. The number of Shares delivered to the heirs shall be determined in accordance with the terms of the performance condition set in paragraph 3.3.1(a) above. With respect to the Performance Shares that are not vested yet at the date of death, vesting shall occur in relation to 100% of all such unvested Performance Shares without applying the terms of the performance condition set in paragraph 3.3.1(a) above.

The Shares so delivered are freely transferable.

When the above-mentioned six-month period following the death expires, the Performance Shares will become null and void, and the Beneficiary’s heirs may no longer request the Performance Shares and the delivery of the Shares.

In the event of disability of 2nd or 3rd category, as defined in article L.341-4 of the French Social Security Code, Vesting of Performance Shares for the disabled Beneficiary will take place as soon as the Company is notified of the disability. The number of Shares delivered to the Beneficiary shall be determined in accordance with the terms of the performance condition set in paragraph 3.3.1(a) above. With respect to the Performance Shares that are not vested yet at the date when the Company is notified of the disability, vesting shall occur in relation to 100% of all such unvested Performance Shares without applying the terms of the performance condition set in paragraph 3.3.1(a) above.

The Shares so delivered are freely transferable.

3.5. Status of Beneficiaries’ rights in the event of a change in the legal status of the Company

3.5.1 Merger, change of control or public takeover bid

Should one of the following events occur before the end of the Vesting Period:

(a)	a merger, demerger or spin-off of the Company; or

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(b)	a change of control of the Company (“control” having the meaning ascribed to it in article L. 233-3, I of the French Commercial Code); or

(c)	a public takeover bid or exchange offer for all shares of the Company such that, if it goes through, the bidder would obtain control over the Company,

The Board of Directors of the Company may, in its sole discretion, decide what position to take with respect to the Performance Shares.

In particular, the Board of Directors of the Company may, as the case may be:

(i)	agree with the new company, successor or buyer(s) that such company shall (x) take over all rights and obligations of the Company pursuant to these Rules or (y) replace Performance Shares granted hereunder by granting the Beneficiary new performance shares, which it shall deem in good faith to be of the same value. Accordingly, the Beneficiary may, in the event of a merger and if the general meeting of shareholders of the merging company agrees to uphold the provisions hereof, be allotted performance shares over the merging company’s shares under the conditions set by its general shareholders’ meeting, after adjustment, as necessary, based on the exchange ratio applied under the merger agreements. Generally, in the event of share exchanges in a merger, demerger or spin-off conducted in accordance with applicable regulations, the Vesting Period will remain applicable to performance shares then received for the remainder of its duration at date of the exchange; or

(ii)	compensate the Beneficiary for the loss resulting from the forfeiture of their Performance Shares or the waiver of such Performance Shares upon the request of the Company.

3.5.2 Tax and social security consequences

As a result of the events and transactions above, the Beneficiary could cease to meet the conditions that would otherwise enable him to enjoy the tax and social security regime applicable to him in light of his personal circumstances. Should this occur, the Beneficiary will bear the consequences as an employee of the non-applicability of the initial tax and social security regime with no recourse against his employer, the Company, or any of its Affiliates.

3.6. Delivery of Shares

On the Vesting Date of the Performance Shares, subject to the provisions of paragraphs 3.4 and 3.5, the Company will transfer to each Beneficiary the number of Shares to which he is entitled, as determined in accordance with these Rules.

This delivery of Shares conveys full ownership of the Shares to the Beneficiary or, as the case may be, his legal heirs.

3.7. Source of Shares

No later than the Vesting Date, the Board of Directors of the Company will determine if the Shares to be transferred to the Beneficiary will be existing Shares bought back by the Company according to articles L.225-208 and L.225-209 of the French Commercial Code or new Shares issued as part of a share capital increase.

In case of death or invalidity of a Beneficiary during the Vesting Period, the Shares that will be transferred, shall be existing Shares.

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4. STATUS OF SHARES AT THE END OF THE HOLDING PERIOD

4.1. Rights of the Beneficiary

4.1.1 Rights attached to Shares

Shares transferred upon Vesting of Performance Shares shall be identical to the Company’s ordinary shares at that date, in particular with regard to voting rights, rights to dividend and payment of any reserves, the right to attend shareholders’ meetings, rights of communication, and pre-emptive subscription rights attached to each Share. They shall be subject to all the provisions of the by-laws, and all decisions of shareholders’ meetings shall be binding on the Beneficiary.

4.1.2 Effective date of shareholder rights

In the event that Shares transferred to the Beneficiary as a result of Vesting of Performance Shares are existing Shares, such Shares will enjoy shareholder rights starting on the date of their registration.

In the event that Shares transferred to the Beneficiary as a result of Vesting of Performance Shares are newly issued Shares, such Shares will have current enjoyment. They will be assimilated to the existing shares as soon as they are issued and will confer the same rights.

4.2. Transferability of Shares

Accordingly, as from the Vesting Date, Shares shall be available and may be freely transferred by the Beneficiary under the conditions allowed by law, subject to the provisions of paragraph 4.3.

4.3. Periods when the transfer of Shares is prohibited

Each Beneficiary shall comply with the Code of Conduct drafted by Alcatel-Lucent as regard to the prevention of insider dealing offense which may be consulted on the Company’s intranet.

In addition, given that the Shares are granted as part of a performance shares plan and in accordance with applicable laws, Shares may not be transferred during the following periods:

(a)	the ten Trading Sessions preceding and following the dates on which the consolidated financial statements of the Company are made public; and

(b)	the ten Trading Sessions following the date on which information which could have a significant effect on the Company’s share price is made public.

Beneficiaries may find the dates of such transfer-restricted periods on the Company’s intranet.

4.4. Listing of the new Shares

The admission for listing on NYSE Euronext Paris market of the new Alcatel-Lucent shares resulting from an issue of Shares, if any, in accordance herewith, will be requested.

5. AMENDMENTS

The Board of Directors of the Company may at any time make amendments to the terms and conditions hereof that will allow the Beneficiary or the Company or its Affiliates to enjoy a favorable tax and social security regime in effect in France or any other country of relevance, or avoid any unfavorable effects that new legal, tax, accounting, or social security provisions may have on the Company or its financial statements. These amendments may take the form of sub-plan applicable only for certain Beneficiaries.

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6. TAXES AND SOCIAL SECURITY CONTRIBUTIONS

6.1. Payment

The Beneficiary must conform to the terms and conditions imposed by the Company, its Affiliates, or any other person appointed by the Company or its Affiliate for the payment (including withholding taxes or disposals of a portion of shares to cover this payment) of any social security contributions (including the employee social security contributions) or taxes in the country where the Beneficiary resides, in relation to his Performance Shares.

6.2. Filing obligations

The Beneficiary, the Company, and the Affiliates will respect all filing obligations with the tax and social security authorities to which they may be subject.

7. DURATION

The terms and conditions herein shall apply as long as necessary for the performance of the obligations set forth herein.

8. GOVERNING LAW

The terms and conditions herein shall be construed and interpreted in accordance with French law.

9. LIST OF SELECTED TELECOMMUNICATIONS EQUIPMENT PROVIDERS

Telecom Equipment Vendors

	Curr.	20 day average 7/11/2013
Arris	USD	14,70
Ciena	USD	19,90
Motorola Solutions	USD	57,30
Cisco	USD	24,60
Juniper	USD	19,20
Ericsson (ORD)	SEK	76,80
F5 Networks	USD	71,50
Tellabs	USD	2,10
Alcatel-Lucent (ORD)	EUR	1,50
Nokia (ORD)	EUR	3,00
ADTRAN	USD	24,50
ZTE	HKD	12,10